Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia

Postal Address: PO Box 393 Hamilton, Qld 4007, Australia

Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

03007684

07 March 2003

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

82-34648

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcements that we have disclosed to the Australian Stock Exchange on 07/03/2003 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

3/31

SAM'S SEAFOOD HOLDINGS LIMITED
15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

3 March 2003

The Australian Stock Exchange Limited
Company Announcement Office

ANNOUNCEMENT TO THE MARKET

COMPLETION OF PROPERTY TRANSACTION

The Board of Directors of Sam's Seafood Holdings Limited ("the Company") is pleased to advise that, Sam's Seafood Properties Ltd, a wholly owned subsidiary of the Company, has completed the disposal of its newly refurbished premises at 124 Eumundi Road, Noosaville, Queensland to Prophet Property Trust (refer to the previous announcement released on 28 January 2003) for $2 m.

As a result of this transaction, Sam's Seafood Properties Limited will contribute approximately $1m profit before tax to the Group in the second half of the current financial year.

The directors of the Company will continue to review and assess Sam's Seafood Group's properties portfolio and endeavour to:

1) maximise returns to our shareholders;
2) increase earnings to the Group; and
3) generate additional working capitals to support and sustain the Group's aggressive growth plan.

Ken Situ
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Sam's Seafood Holdings Limited	
ABN: 45 098 448 269	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr. Adrian Charles Vos
Date of last notice	28 January 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of ''notifiable interest of a director'' should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	28 February 2003
No. of securities held prior to change	481,067
Class	Ordinary Shares
Number acquired	20,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	71,330
No. of securities held after change	501,067
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back .	On-Market Trade

+ See chapter 19 for defined terms.

Part 2 - Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of ''notifiable interest of a director'' should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

SAM'S
SEAFOOD

PRESS RELEASE 7 March 2003

Sam's Seafood books 40 percent increase in NPAT to $1.009 million

Vertically integrated seafood company Sam's Seafood Holdings Ltd on Friday booked half year net profit after tax of $1.009 million up 40 percent on the previous corresponding period and said the company was on track to deliver the full year forecast.

Chairman Grahame Denovan said revenue for the period to 31 December 2002 was $25.8 million, up 76 percent compared to $14.6 million in previous year.

"Traditional stronger performance opportunities in the second half of the financial year will place Sam's in an excellent position to meet the forecast $3 million in net profit on turnover of $55 million," he said.

Mr Denovan said the result was driven by growth in the company's retail and wholesaling units, through the addition of new businesses acquired during the period and organic expansion.

"We have been able to quickly bed down our recent string of acquisitions and this has lead to our very strong profit result," he said.

"We have been able to deliver large volumes of quality seafood to our new businesses which has given them the capacity to reach higher levels."

He said the retail operations had achieved 30 percent increase in revenue and forecast further growth during the second half with the impact of the company's renovated Noosa premises.

Mr Denovan said revenue from Sam's wholesale unit had grown by 60 percent due to expansion into hotel, restaurant and corporate sectors, plus additional income sourced through recent acquisitions at the Sunshine Coast and in Gladstone.

"The wholesale operation will deliver even greater growth in the second half through our recent acquisition of Ocean Fresh Seafood, which will provide Sam's with opportunities to distribute to major supermarkets."

Mr Denovan said the company's export unit had performed strongly, generating over $5 million in revenue, and securing forward orders from international customers which would boost exports in the second half.

"Our export division is currently bringing in around 19 percent of our revenue and we now have the systems in place including the establishment of a European head quarters in London, to propel this division forward," he said.

"Outlook for the high turnover export unit is strong, especially as we go into the northern summer when bulk sales seafood peak."

He said the pace of growth would increase to the end of the financial year through the integration of new businesses, as well as further expansion of the wholesale unit.

"It is a very fragmented industry which is why Sam's acquisition and consolidation strategy is paying such high dividends for us," he said.

"Our extensive experience means we have been able to operationally restructure these new acquisitions and this has been the key driver for their growth."

Mr Denovan said Sam's was investigating a number of joint venture opportunities that would aid in taking the company forward.

"We are looking at opportunities in franchising the Sam's brand and I think this shows how diverse and unlimited the prospects for growth really are," he said.

"We have only just started our acquisitions strategy and there are many high quality assets that we are looking at that would make a great fit to our existing business structure.

"It is our ability to control costs, pull out synergies between the different businesses and provide them with infrastructure such as new massive cold store facility which is making this strategy work."

Mr Denovan said Sam's would fund the aggressive plan through a more efficient use of assets which the company is carrying on its balance sheet.

"We have just successfully rolled one of our properties into a property trust on a sale and leaseback arrangement. This enabled us to take advantage of the currently high property prices without disturbing the underlying business," he said.

"We believe that forming structures such as this will give us a tremendous amount of flexibility and the ability to respond quickly to opportunities or new ventures.'

Sam's has declared a fully franked interim dividend of 3.5 cents, up from 3 cents the previous period, with a books close date on May 13.

<ENDS>

For further information
Grahame Denovan
0418 212 474

Diana Taylor
07 3876 4433
0408 639 130

Rules 4.1, 4.3

Appendix 4B

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

Sam's Seafood Holdings Limited

ABN or equivalent company reference	Half yearly (tick)	Preliminary final (tick)	Half year/financial year ended ('current period')
45 098 448 269	✓		31 December 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	up	76%	to	25,837
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	up	40%	to	1,009
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of			-
Net profit (loss) for the period attributable to members *(item 1.11)*	up/down	40%	to	1,009

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	- 3.5¢	- 3.5¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	3.0¢	3.0¢

+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) *(see item 15.2)*: 13 May 2003

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	25,837	14,664
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	23,827	13,385
1.3	Borrowing costs	358	109
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**1,652**	**1,170**
1.6	Income tax on ordinary activities *(see note 4)*	643	452
1.7	**Profit (loss) from ordinary activities after tax**	**1,009**	**718**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**1,009**	**718**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**1,009**	**718**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	-	-
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**1,009**	**718**

Earnings per security (EPS)		Current period	Previous corresponding Period
1.18	Basic EPS	4.3 cents	3.1 cents
1.19	Diluted EPS	4.3 cents	3.1 cents

\+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	1,009	718
1.21	Less (plus) outside +equity interests	-	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**1,009**	**718**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	25,743	14,629
1.24	Interest revenue	39	14
1.25	Other relevant revenue	55	21
1.26	Details of relevant expenses		
	- Cost of Goods Sold	17,765	10,720
	- Employees Benefits	3,448	1,257
	- Others	1,875	816
		23,088	12,793
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	313	167
	Capitalised outlays		
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	1,710	-

+ See chapter 19 for defined terms.

1.31	Net profit (loss) attributable to members (*item 1.11*)	1,009	718
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	(1,388)	-
1.35	**Retained profits (accumulated losses) at end of financial period**	**1,331**	**718**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	426	-	-	426
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	**426**	-	-	**426**
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits
(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	1,009	718
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	(1,676)*	(897)	2,110
4.2	Receivables	5,146	2,424	3,882
4.3	Investments	-	-	-
4.4	Inventories	7,955	6,542	1,681
4.5	Tax assets	41	36	-
4.6	Other (provide details if material)	208	140	16
4.7	**Total current assets**	**11,674**	**8,245**	**7,689**
	Non-current assets			
4.8	Receivables	-	-	-
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	17	17	17
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	13,947	7,558	2,281
4.15	Intangibles (net)	16,865	17,152	17,434
4.16	Tax assets	-	-	-
4.17	Other (provide details if material)	-	-	-
4.18	**Total non-current assets**	**30,829**	**24,727**	**19,732**
4.19	**Total assets**	**42,503**	**32,972**	**27,421**
	Current liabilities			
4.20	Payables	5,866	5,266	5,511
4.21	Interest bearing liabilities	1,671	2,016	319
4.22	Tax liabilities	1,759	1,126	-
4.23	Provisions exc. tax liabilities	236	167	575
4.24	Other (provide details if material)	-	-	-
4.25	**Total current liabilities**	**9,532**	**8,575**	**6,405**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	10,654	4,652	1,739
4.28	Tax liabilities	-	-	-
4.29	Provisions exc. tax liabilities	31	59	70
4.30	Other (provide details if material)	-	-	-
4.31	**Total non-current liabilities**	**10,685**	**4,711**	**1,809**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

4.32	**Total liabilities**	**20,217**	**13,286**	**8,214**
4.33	**Net assets**	**22,286**	**19,686**	**19,207**
	Equity			
4.34	Capital/contributed equity	20,955	17,976	18,489
4.35	Reserves	-	-	-
4.36	Retained profits (accumulated losses)	1,331	1,710	718
4.37	**Equity attributable to members of the parent entity**	**22,286**	**19,686**	**19,207**
4.38	Outside +equity interests in controlled entities	-	-	-
4.39	**Total equity**	**22,286**	**19,686**	**19,207**
4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period		

+ See chapter 19 for defined terms.

6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*		

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	23,400	12,820
7.2	Payments to suppliers and employees	(21,738)	(11,087)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	37	-
7.6	Interest and other costs of finance paid	-	-
7.7	Income taxes paid	-	-
7.8	Other (provide details if material)	57	21
7.9	**Net operating cash flows**	**1,756**	**1,754**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(6,653)	(18)
7.11	Proceeds from sale of property, plant and equipment	13	13
7.12	Payment for stamp duty	(1,037)	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to related entities	(165)	(1,060)
7.15	Loans repaid by other entities	-	-
7.16	Others	(56)	-
7.17	**Net investing cash flows**	**(7,898)**	**(1,065)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	1,050	3,000
7.19	Proceeds from borrowings	6,150	-
7.20	Repayment of borrowings	(1,672)	(250)
7.21	Dividends paid	(165)	-
7.22	Cost of capital raising	-	(466)

+ See chapter 19 for defined terms.

7.23	**Net financing cash flows**	**5,363**	**2,284**
7.24	**Net increase (decrease) in cash held**	**(779)**	**2,973**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	(897)	(863)
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**(1,676)**	**2,110**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

N/A

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	145	3,078
8.2	Deposits at call	-	-
8.3	Bank overdraft	(1,821)	(968)
8.4	Other (provide details)		-
8.5	**Total cash at end of period** *(item 7.27)*	**(1,676)**	**2,110**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	6.3%	7.9%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	4.5%	3.7%

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

	Current Period	Previous corresponding period
(a) Basic EPS	4.3 cents	3.1 cents
(b) Diluted EPS	4.3 cents	3.1 cents
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the basic EPS	23,557,045	22,943,100

NTA backing *(see note 7)*	Current period	Previous corresponding Period
11.1 Net tangible asset backing per +ordinary security	22.7cents per share	7.7 cents per share

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1 Name of entity (or group of entities)	N/A
13.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3 Date from which such profit has been calculated	

+ See chapter 19 for defined terms.

13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	1 July 2003
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	13 May 2003
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	¢	¢	¢
15.5	Previous year	¢	¢	¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	3.5¢	3.5¢	¢

+ See chapter 19 for defined terms.

15.7	Previous year	-3.0¢	3.0¢	¢

Total dividend (distribution) per security (interim *plus* final)
(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	¢	¢
15.9	Preference +securities	¢	¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*	835	688
15.11	Preference +securities *(each class separately)*	-	-
15.12	Other equity instruments *(each class separately)*	-	-
15.13	**Total**	**835**	**688**

The +dividend or distribution plans shown below are in operation.

Dividend Reinvestment Plan

The last date(s) for receipt of election notices for the +dividend or distribution plans	13 May 2003

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before tax	N/A	N/A
16.2	Income tax on ordinary activities		

+ See chapter 19 for defined terms.

16.3 Profit (loss) from ordinary activities after tax		
16.4 Extraordinary items net of tax		
16.5 Net profit (loss)		
16.6 Adjustments		
16.7 Share of net profit (loss) of associates and joint venture entities		

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
17.1 Equity accounted associates and joint venture entities	N/A	N/A		
17.2 Total				
17.3 Other material interests				
17.4 Total				

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	23,858,934	23,858,934		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	(a) (1) 270,898 (a) (2) 164,935 (a) (3) 250,000	270,898 164,935 1,050,000	228 373 420	228 373 420
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period				
18.9	Exercised during current period				
18.10	Expired during current period				
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

+ See chapter 19 for defined terms.

18.13	**Unsecured notes** *(description)*		
18.14	Changes during current period		
	(a) Increases through issues		
	(b) Decreases through securities matured, converted		

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting.* Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

(refer to Attachment A)

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting.* The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

N/A

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

+ See chapter 19 for defined terms.

Sam's Seafood Properties Limited, which is a wholly owned subsidiary of Sam's Seafood Holdings Limited, has entered a sale and lease back agreement with Prophet Property Trust in January 2003, to dispose of the property at 124 Eumundi Road, Noosaville, Queensland for $2,000,000.

This transaction was completed on 28 February 2003 and as a result of this transaction, Sam's Seafood Properties Limited has contributed approximately $1,000,000 profit before tax to the Group in the second half of the current financial year.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

There should be sufficient franking credits available for the company to continue to pay fully franked dividends for at least the next year.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

N/A

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

N/A

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

N/A

+ See chapter 19 for defined terms.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	
Date	
Time	
Approximate date the +annual report will be available	

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/does not* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

+ See chapter 19 for defined terms.

- [ ] The +accounts have been audited.
- [x] The +accounts have been subject to review.
- [ ] The +accounts are in the process of being audited or subject to review.
- [ ] The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/does not have* *(delete one)* a formally constituted audit committee.

Sign here: (Company Secretary) Date: 7 March 2003

Print name: Ken Situ

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*

   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie*

+ See chapter 19 for defined terms.

payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently

+ See chapter 19 for defined terms.

the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

+ See chapter 19 for defined terms.

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

Attachment A

Segment Reporting

(a) Business Segments

The Economic Entity has the following reportable segments.

Seafood Sales and Distribution Operations

Commercial fishing, seafood processing, exporting, retailing, wholesaling and distribution of seafood, small goods and associated products, cold store operation.

Restaurant and Catering Segment

Restaurant, catering and conference centre operations offered by Sam's on Suttons, in Redcliffe, Queensland.

(b) Geographical Segments

The Economic Entity's divisions operate in two main geographical segments.

Australia

The main operating activities of the entity , producing assets and sales are within Australia in the first half of the financial year.

United Kingdom

A sales and marketing entity called Sam's Australia Limited, was established in December 2002 and this entity is expected to contributing sales revenue to the group in the second half of the current financial year.

Segment accounting policies

Segment accounting policies are the same as the Economic Entity's policies.

+ See chapter 19 for defined terms.

SEGMENT REPORTING (Continued)

Primary Reporting – Business Segments

	Seafood Sales and Distribution		Restaurant and Catering		Inter-segment eliminations		Consolidated	
	2003 $000	2002 $000	2003 $000	2002 $000	2003 $000	2002 $000	2003 $000	2002 $000
Total segment revenue	24,359	14,664	1,694	N/A	(216)	N/A	25,837	14,664
Segment result	1,889	1,170	(237)	N/A	-	N/A	1,652	1,170
Unallocated revenue less unallocated expenses							-	-
Profit from ordinary activities before income tax expense							1,652	1,170

+ See chapter 19 for defined terms.

SAM'S SEAFOOD

Sam's Seafood Holdings Limited

DIRECTOR'S REPORT

The Directors of Sam's Seafood Holdings Limited have pleasure in presenting their report on the Company and its controlled entities for the first half ended 31 December 2002.

Directors

The following persons were directors of Sam's Seafood Holdings Limited during the whole of the reporting period and up to the date of this report:

Grahame Denovan	Non-Executive Director and Chairman
Nicholas Noutsatos	Managing Director
Richard Abel	Non-Executive Director
Bill Matthews	Non-Executive Director
Adrian Vos	Non-Executive Director

CORPORATE INFORMATION

Sam's Seafood Holdings Limited is a publicly listed company limited by shares (ASX Code: SSS) that is incorporated and domiciled in Australia. The Company has prepared a consolidated financial report incorporating the entities that it controlled during the reporting period (Sam's Seafood Hamilton Limited, Sam's Seafood Redcliffe Limited, Sam's Seafood Properties Limited, Sam's Seafood Lifestyles Pty Ltd, Sam's Seafood Sunshine Coast Pty Ltd, Sam's Seafood Capricorn Coast Pty Ltd, Sam's Australia Limited – UK).

Principal Activities

The principal activities of the Company and the entities it controlled during the reporting period included: commercial fishing, wholesaling seafood, small goods and associated products throughout south-east Queensland, wholesaling consumables and packaging materials, retailing seafood, restaurant and function operations, processing seafood for sale to supermarket chains and other retail outlets, exporting seafood to overseas markets, and cold store operation.

REVIEW OF FINANCIAL PERFORMANCE

The consolidated revenue from operating activities for the reporting period ended 31 December 2002 was $25.8m, up 76% compared to $14.6m recorded in the previous corresponding period.

The net profit was up by 40% to $1,009,000 compared to $718,000 recorded in the previous corresponding period.

Traditional stronger performance opportunities existing in the second half of the financial year will place the Company in an excellent position to meet its expectation of upgraded predicted turnover and net profit for the full year of $55m and $3m respectively.

Dividend

A fully franked interim dividend of 3.5 cents per share has been declared for the reporting period, payable on 1st July 2003 with a record date set for 13th May 2003. This represents a 17% increase compared to the interim dividend of 3 cents declared for December 2001 period.

REVIEW OF BUSINESS OPERATIONS / ACTIVITIES

Retail Operations – with the inclusion of Sunshine Coast retail shop and the continued growth recorded by the Hamilton retail shop, the Company has achieved a 30% growth in the retail operations. It is anticipated that the revenue generated from the retail operations for the second half will be greater than the first half due to the completion of the renovation project for Sam's at Noosa premises.

Wholesale Operation – the aggressive approach adopted by the Company has delivered over 60% growth in the wholesale operation during the first half, which was contributed to by the expansion into the hotel, restaurant and corporate sectors, plus the sales revenue produced by Sam's Seafood Sunshine Coast and the late acquisition of Sam's Seafood Capricorn Coast during the reporting period.

The Board is very confident that the wholesale operation will deliver even greater growth in the second half with the inclusion of sales from the newly acquired business – Ocean Fresh Seafood. This acquisition has provided the key for Sam's Seafood to explore and develop into the major supermarkets in Queensland, which will allow the Company to become one of the major players in this sector.

Export Operation – the export department has continued to perform strongly and has generated over $5 million export revenue during the first half. With the forward orders from our overseas customers for the raw and value added products for the second half, the sales revenue to be achieved will be substantially higher than the first half.

Restaurant and Conference Operations – although operating results for the first half seem disappointing with an operating loss of $237,837, a significant amount of brand building dollars

million profit before tax. This profit will be over and above the forecast we projected for the current financial year.

It is the Board's intention to replicate the successful Sunshine Coast property process by amalgamating the two properties at Lavarack Avenue, Eagle Farm Brisbane, early next financial year.

This self funding program will be part of our Group's ongoing activities. However, it is the Board's intention that this program will only be an auxiliary contributor to the bottom line of our strong core seafood operating profits.

MATTERS SUBSEQUENT TO THE END OF THE REPORTING PERIOD

(1) Sam's Seafood Properties Limited, which is a wholly owned subsidiary of Sam's Seafood Holdings Limited, had entered into a sale and lease back agreement with Prophet Property Trust in January 2003, to dispose of the property at 124 Eumundi Road, Noosaville, Queensland for $2 million.

This transaction was completed on 28 February 2003 and as a result of this transaction, Sam's Seafood Properties Limited has contributed approximately $1 million profit before tax to the Group in the second half of the current financial year.

(2) Sam's Seafood Hamilton Limited has successfully completed its acquisition on 31 January 2003 of the Ocean Fresh Seafood business, which is one of the major seafood operators based in Brisbane. The final purchase price for the acquisition of the land, plant and equipment, stock and business is approximately $3.1 million.

This report is made in accordance with a resolution of the Board of Directors.

Grahame Denovan
Chairman

Brisbane, March 2003

SAM'S SEAFOOD

Sam's Seafood Holdings Limited

DIRECTOR'S DECLARATION

In accordance with a resolution of the Directors of Sam's Seafood holdings Limited, we stated that:

In the opinion of the Directors:

(a) the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 31 December 2002 and of their performance for the period ended on that date; and

(ii) complying with accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts and when they become due and payable.

(c) at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 29 will be able to meet any obligation or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee described Note 29.

This declaration is made in accordance with a resolution of the Directors.

Grahame Denovan
Chairman

Brisbane, March 2003

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF SAM'S SEAFOOD HOLDINGS LIMITED

Scope

The financial report of Sam's Seafood Holdings Limited ("the Company") for the half-year ended 31 December 2002 is in the form of the Appendix 4B of the Australian Stock Exchange ("ASX") Listing Rules, as set out on pages 1 to 17, including the Directors' Declaration and Attachment A to the Appendix 4B, but excluding the following sections:

a) material factors affecting the revenues and expenses of the Company for the current period (page 14); and
b) compliance statement (pages 16 and 17).

The financial report includes the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the end of, or from time to time during, the half-year.

Responsibility for the financial report and its contents

The Directors of the Company are responsible for the preparation of the financial report and are required to provide a declaration as to whether, in their opinion, the financial report has been prepared in accordance with the Corporations Act 2001. The Directors are also required to state whether, in the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable. This declaration has been included in the financial report.

Our role as independent auditor

We have conducted an independent review of the financial report in order for the Company to meet its obligations to lodge the financial report with the Australian Securities & Investments Commission and ASX. Our role was to conduct the review in accordance with Australian Auditing Standards applicable to review engagements. We are required to perform our review with due care, competence and diligence, and to be free of interests which could be incompatible with independence. We have followed the independence requirements set out by The Institute of Chartered Accountants in Australia and the Corporations Act 2001.

We have also been engaged by the Directors to undertake other services for the Company and consolidated entity. In our opinion, the provision of these additional services has not impaired our independence.

Our review procedures

This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 : Interim Financial Reporting, other mandatory professional reporting requirements in Australia, the Corporations Act 2001 and ASX Listing Rules as they relate to the Appendix 4B, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows.

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF SAM'S SEAFOOD HOLDINGS LIMITED (continued)

Our review procedures (continued)

Our review procedures were limited to:

a) inquiries of the Company's personnel of certain internal controls, transactions, significant accounting estimates and individual items; and
b) analytical procedures applied to financial data.

The Australian Auditing Standards do not require, and we have not undertaken, an analysis of the appropriateness of the business decisions made by the Directors or management.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report, as defined in the scope section, of Sam's Seafood Holdings Limited, is not in accordance with:

a) the Corporations Act 2001, including:

   i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2002 and of its performance for the half-year ended on that date; and
   ii) complying with Accounting Standard AASB 1029 : Interim Financial Reporting and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements and ASX Listing Rules as they relate to the Appendix 4B.

DOUGLAS HECK & BURRELL
Chartered Accountants

R C Brown
Partner

Brisbane, March 2003